[redacted]

SEC Mail Processing Section RECEIVED AUG 15 2013 Wash. D.C. 193

SECURITI ... ION

13025782

BD 9/13/13

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 40805

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/12 (MM/DD/YY) AND ENDING 06/30/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Philadelphia Investors, Ltd.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1528 Walnut Street, Suite 510
(No. and Street)

Philadelphia (City) PA (State) 19102 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Clarence Z. Wurts 215-772-1177
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Adelman & Company, PC
(Name – *if individual, state last, first, middle name*)

3103 Philmont Avenue, Suite 120 (Address) Huntingdon Valley, PA 19006 (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

DD 10/4/13

KW 9/27/13

OATH OR AFFIRMATION

I, CLARENCE Z. WURTS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Philadelphia Investors, Ltd., as of June 30, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Stevie E. Curry, Notary Public
City of Philadelphia, Philadelphia County
My Commission Expires June 15, 2015
MEMBER, PENNSYLVANIA ASSOCIATION OF NOTARIES

Notary Public

Signature

President
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Philadelphia Investors, LTD.

Index

Adelman & Company, PC

Certified Public Accountants and Consultants

601 Chapel Avenue East
Cherry Hill, NJ 08034
856-428-2000
www.adelmancpa.com

3103 Philmont Avenue
Suite 120
Huntingdon Valley, PA 19006
215-947-7800 • Fax 215-947-5764

INDEPENDENT AUDITORS' REPORT

Board of Directors
Philadelphia Investors, LTD.
Philadelphia, Pennsylvania

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Philadelphia Investors, LTD. (an S Corporation) as of June 30, 2013, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statement that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatements of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Philadelphia Investors, LTD. as of June 30, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II, III, and IV has been subjected to the auditing procedures applied in the audit of financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II, III, and IV is fairly stated in all material respects in relation to the financial statements as a whole.

Adelman & Company, PC

Adelman & Company, PC
Huntingdon Valley, Pennsylvania
August 5, 2013

Philadelphia Investors, LTD.

Statement of Financial Condition

June 30,		2013
ASSETS		
Cash and cash equivalents	$	9,874
Equity securities owned, at market value		722,139
Furniture and equipment, at cost, less accumulated depreciation of $282,329		12,482
Prepaid expenses		3,471
Other assets		4,375
Total Assets	$	752,341
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES		
Commissions payable	$	16,233
Payable to clearing broker		115,440
Accounts payable and accrued expenses		5,929
Total Liabilities		137,602
SHAREHOLDER'S EQUITY		
Common stock, par value, $1		
Authorized 1,000 shares;		
Issued and outstanding 100 shares		100
Additional paid in capital		991,188
Accumulated deficit		(376,549)
Total Stockholder's Equity		614,739
Total Liabilities and Stockholder's Equity	$	752,341

See accompanying indepedent auditors' report and notes to financial statements.

Philadelphia Investors, LTD.

Statement of Income

For the Year Ended June 30,		**2013**
Revenues		
Commission	$	311,936
Interest income		18,222
Net gain on marketable securities		66,893
Total Revenues		397,051
Expenses		
Employees' compensation and benefits		242,772
Communication costs		24,587
Clearing corporation transaction and related costs		27,186
Registration and license		9,258
Occupancy costs		45,486
Depreciation expense		6,210
Professional fees		24,680
Interest		929
Other		39,444
Total Expenses		420,552
Net (Loss)	$	(23,501)

See accompanying indepedent auditors' report and notes to financial statements.

Philadelphia Investors, LTD.

Statement of Stockholders' Equity

For the Year Ended June 30, **2013**

	Common Stock Par Value	Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Total
Balance, June 30, 2012	$ 100	$ 991,188	$ (353,048)	$ 638,240
Net (Loss)			(23,501)	(23,501)
Distributions			-	-
Balance, June 30, 2013	$ 100	$ 991,188	$ (376,549)	$ 614,739

See accompanying indepedent auditors' report and notes to financial statements.

Philadelphia Investors, LTD.

Statement of Cash Flows

For the Year Ended June, 30		2013
Operating Activities		
Net (Loss)	$	(23,501)
Adjustments to reconcile net income to net cash provided by (used in) operating activities		
Depreciation		6,210
Changes in assets and liabilities:		
(Increase) decrease in assets		
Equity securities owned		(77,491)
Prepaid expenses		(3,000)
Increase (decrease) in liabilities		
Commissions payable		(3,153)
Accrued expenses		30
Payables from clearing broker		111,692
Net cash provided by operating activities		10,787
Investing Activities		
Purchase of furniture and equipment		(1,605)
Net cash (used in) investing activities		(1,605)
Increase in cash and cash equivalents		9,182
Cash and cash equivalents – beginning of year		692
Cash and cash equivalents – end of year	$	9,874
Supplemental disclosure of cash flow information		
Cash paid during the year for interest	$	929

See accompanying indepedent auditors' report and notes to financial statements.

Note 1. Summary of Significant Accounting Policies

Nature of the Business
Philadelphia Investors, LTD. (the "Company") operates in Pennsylvania as an introducing securities broker-dealer in which securities transactions orders for customers are placed through a regional clearing agent (Pershing, LLC a subsidiary of BNY Mellon – "Pershing") on a fully disclosed basis. The Company does not hold securities on behalf of customers and did not carry margin accounts at the year end.

The Company operates under the provisions of Paragraph (k)(2)(ii) of rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customers' funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Basis of Accounting
Proprietary and customer security transactions, commissions and related expenses are recorded on a settlement date basis, which does not differ materially from the trade date.

Marketable Securities
Marketable securities owned, consisting of equity securities, are valued at market value. The resulting differences between cost and market are included in the statement of operations.

Property, Equipment Depreciation and Amortization
Property and equipment are stated at cost. Depreciation is computed using the straight-line method for financial reporting purposes over the estimated lives of the respective assets.

Income Tax Status – S Corporation
The Company, with the consent of its shareholders, has elected under Internal Revenue Code and Commonwealth of Pennsylvania Tax Code to be an S corporation. In lieu of corporate income taxes, the shareholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements.

Use of Estimates
Management uses estimates and assumptions in preparing these financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

Cash and Cash Equivalents
For purposes of reporting cash flows, cash and cash equivalents include cash and interest-bearing deposits held at financial institutions and money market funds with its clearing broker.

Note 2. Payable to Clearing Broker

Clearing and depository operations are performed by the Company's clearing broker pursuant to a clearance agreement. At June 30, 2013, substantially all of the marketable securities owned were positions with, and amounts payable to, this clearing broker. At June 30, 2013, the Company was required to maintain a $25,000 deposit with the clearing broker pursuant to the clearing agreement.

Note 3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of "the applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At June 30, 2013, the Company had net capital of $448,273 which was $348,273 in excess of its required net capital of $100,000. The Company's net capital ratio was 30.7% to 1.

Note 4. Commitments and Contingencies

Operating Lease Commitments

The Company is committed under one noncancellable operating lease that expires December 31, 2015. The minimum annual rental commitments under the lease are summarized as follows:

Years Ending June 30	Amount
2014	$ 31,668
2015	32,618
2016	16,550
	$ 80,836

Rental expenses for all leases for the years ended June 30, 2013 totaled $41,613.

Note 5. Financial Instruments with Off-Balance-Sheet Risk

In the normal course of business, the Company executes, as agent, transactions on behalf of customers. If the agency transactions do not settle because of failure to perform by either the customer or counterparty, the Company may be obligated to discharge the obligations of the nonperforming party and, as a result, may incur a loss if the market value of the security is different from the contract amount of the transaction.

The Company does not anticipate nonperformance by the customers or counterparties in the above situations. The Company's policy is to monitor its market exposure and counterparty risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

Note 6. Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate that value:

Cash and cash equivalents, and commissions payable:

The carrying amounts approximate fair value because of the short-term maturity of these instruments.

Note 7. Concentrations and Credit Risk

The Company places substantially all cash with one financial institution that is not FDIC or SIPC insured.

A third party custodian maintains the Company's investments. At June 30, 2013 the investments with this custodian were 82% concentrated in three equity securities.

One customer accounted for approximately 22% of the Company's commission income during the year ended June 30, 2013

Note 8. Income Taxes

The Company adopted FASB Accounting Standards Codification ("ASC") 740, Income Taxes (formerly referenced as FASB Financial Interpretation No. 48, Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109), which changed the framework for accounting for uncertainty in income taxes. The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are then measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon settlement. As of June 30, 2013, management believes there are no significant uncertain tax positions that would require a tax provision or related accruals for interest and penalties.

Note 8. Income Taxes (Continued)

The Company is subject to taxation and files income tax returns in the U.S. federal jurisdiction, and Pennsylvania. For U.S. federal income tax purposes, all years prior to 2009 are closed. There are no current or pending tax examinations.

Note 9. Compensated Absences

A non-commission employee of the Company is entitled to paid vacation, paid sick days and personal days off, depending on length of service, and other factors. The amount of compensation for future absences is not material to the financial statements, and accordingly, no liability has been recorded in the accompanying financial statements. The company's policy is to recognize the costs of compensated absences when actually paid to employees.

Note 10. Subsequent Events

The Company has evaluated subsequent events through August 5, 2013, the date which the financial statements were available to be issued.

Supplementary Information

Philadelphia Investors, LTD.

Computation of Net Capital, Pursuant to Rule 15c3-1

June 30,		2013
Computation of Net Capital		
Stockholder's equity from statement of financial condition	$	614,739
Liabilities subordinate to claims of general creditors allowable in computation of net capital		-
Total capital and allowable subordinated liabilities		614,739
Deduction and/or charges:		
Total nonallowable assets		20,328
Net capital before haircuts on securities positions		594,411
Haircuts on securities positions		146,138
Net Capital	$	448,273
Computation of Basic Net Capital Requirement		
Minimum net capital required, 6-2/3% of $137,602 pursuant to Rule 15c3-1		$9,173
Minimum dollar net capital requirements of reporting broker / dealer		100,000
Net capital requirement		100,000
Excess net capital	$	348,273
Computation of Aggregate Indebtedness		
Total liabilities from statement of financial condition	$	137,602
Aggregated Indebtedness	$	137,602
Ratio: Aggregate Indebtedness to Net Capital		30.7% to 1

See accompanying indepedent auditors' report and notes to financial statements.

June 30, 2013

A reconciliation with the Company's computation of net capital as reported in the unaudited Part II(a) of Form X-17a-5 dated August 5, 2013 was not prepared as there are no material differences between the Company's computation of net capital and computation contained herein.

The Company claims exemption from the requirement of Rule 15c3-3 under Section (k)(2)(ii) of the Rule.

Philadelphia Investors, LTD.

Computation for Determination of Reserve Requirements under Rule 15c3-3

June 30, 2013

The Company claims exemption from the requirement of Rule 15c3-3 under Section (k)(2)(ii) of the Rule.

Adelman & Company, PC
Certified Public Accountants and Consultants

601 Chapel Avenue East
Cherry Hill, NJ 08034
856-428-2000
www.adelmancpa.com

3103 Philmont Avenue
Suite 120
Huntingdon Valley, PA 19006
215-947-7800 • Fax 215-947-5764

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

Board of Directors
Philadelphia Investors, Ltd.
Philadelphia, Pennsylvania

In planning and performing our audit of the financial statements of Philadelphia Investors, Ltd. (the Company), as of and for the year ended June 30, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13, and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods

is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority Inc. (FINRA), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Adelman & Company, PC

Adelman & Company, PC
Huntingdon Valley, Pennsylvania
August 5, 2013

Adelman & Company, PC

Certified Public Accountants and Consultants

601 Chapel Avenue East
Cherry Hill, NJ 08034
856-428-2000
www.adelmancpa.com

3103 Philmont Avenue
Suite 120
Huntingdon Valley, PA 19006
215-947-7800 • Fax 215-947-5764

Independent Accountants' Report on Agreed Upon Procedures on the SPIC General Assessment Reconciliation

To the Board of Directors of Philadelphia Investors, Ltd.
1528 Walnut Street, Suite 510
Philadelphia, PA 19102

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended June 30, 2013, which were agreed to by Philadelphia Investors, Ltd. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Philadelphia Investors, Ltd.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Philadelphia Investors, Ltd.'s management is responsible for the Philadelphia Investors, Ltd.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended June 30, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended June 30, 2013, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Adelman & Company, PC

Adelman & Company, PC
Huntingdon Valley, Pennsylvania
August 5, 2013